UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Unaudited financial results (standalone and consolidated) for the quarter and six months ended September 30, 2025 (Annexure I)
3.	Limited Review Reports
4.	News Release
5.	Annexure II

OTHER NEWS

Sub: Outcome of Board Meeting held on October 18, 2025

We write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”) at its meeting held today, inter alia, approved the following:

1.	Unaudited financial results (standalone and consolidated) of the Bank for the quarter and six months ended September 30, 2025.

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations), we enclose herewith the following as Annexure I:

o	Unaudited financial results (standalone and consolidated) for quarter and six months ended September 30, 2025;

o	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on unaudited financial results for the quarter and six months ended September 30, 2025.

2.	In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors approved the appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960), as Additional (Independent) Director, for a term commencing from December 1, 2025 to May 31, 2030, subject to the approval of shareholders. Brief profile of Ms. Vijayalakshmi Iyer is attached as Annexure II. Ms. Vijayalakshmi Iyer is not related to any Director of the Bank. We affirm that Ms. Vijayalakshmi Iyer is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

3.	Owing to his retirement, w.e.f. close of business hours of October 31, 2025, Mr. Balaji V.V. shall cease to be the Senior Management Personnel of the Bank effective from November 1, 2025.

The Board meeting commenced at 9:45 a.m. and concluded at 2:25 p.m.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure I

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			41,757.95	42,946.91	40,537.38	84,704.86	79,533.16	163,263.78
	a)	Interest/discount on advances/bills		32,183.68	32,542.92	31,426.45	64,726.60	61,534.99	126,404.72
	b)	Income on investments		8,459.54	8,712.84	8,311.33	17,172.38	16,467.91	32,980.23
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		646.99	767.40	517.11	1,414.39	960.11	2,155.82
	d)	Others		467.74	923.75	282.49	1,391.49	570.15	1,723.01
2.	Other income			7,575.54	8,504.90	7,176.66	16,080.44	14,178.58	28,506.70
3.	TOTAL INCOME (1)+(2)			49,333.49	51,451.81	47,714.04	100,785.30	93,711.74	191,770.48
4.	Interest expended			20,228.49	21,312.45	20,489.40	41,540.94	39,932.27	82,099.34
5.	Operating expenses (e)+(f)			11,807.04	11,393.52	10,501.46	23,200.56	21,031.45	42,372.32
	e)	Employee cost		4,341.84	4,743.08	4,136.14	9,084.92	8,506.65	16,540.88
	f)	Other operating expenses		7,465.20	6,650.44	6,365.32	14,115.64	12,524.80	25,831.44
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			32,035.53	32,705.97	30,990.86	64,741.50	60,963.72	124,471.66
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			17,297.96	18,745.84	16,723.18	36,043.80	32,748.02	67,298.82
8.	Provisions (other than tax) and contingencies			914.11	1,814.57	1,233.09	2,728.68	2,565.27	4,682.62
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
12.	Tax expense (g)+(h)			4,024.96	4,163.06	3,744.21	8,188.02	7,377.76	15,389.21
	g)	Current tax		3,732.30	3,933.85	3,306.43	7,666.15	6,632.99	14,588.49
	h)	Deferred tax		292.66	229.21	437.78	521.87	744.77	800.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			12,358.89	12,768.21	11,745.88	25,127.10	22,804.99	47,226.99
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			12,358.89	12,768.21	11,745.88	25,127.10	22,804.99	47,226.99
16.	Paid-up equity share capital (face value ₹ 2 each)			1,428.95	1,427.32	1,409.45	1,428.95	1,409.45	1,424.60
17.	Reserves excluding revaluation reserves								284,843.68
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		15.76%	16.31%	15.35%	15.76%	15.35%	16.55%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	17.31	17.91	16.68	35.22	32.42	67.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	17.06	17.63	16.40	34.69	31.86	65.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,849.66	24,732.65	27,121.15	23,849.66	27,121.15	24,166.18
	ii)	Net non-performing customer assets		5,827.00	5,971.09	5,685.14	5,827.00	5,685.14	5,589.41
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.58%	1.67%	1.97%	1.58%	1.97%	1.67%
	iv)	% of net non-performing customer assets to net customer assets		0.39%	0.41%	0.42%	0.39%	0.42%	0.39%
20.	Return on assets (annualised)			2.36%	2.44%	2.40%	2.40%	2.38%	2.41%
21.	Net worth[2]			301,627.90	296,601.72	250,418.12	301,627.90	250,418.12	282,055.56
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[3]			0.19	0.18	0.27	0.19	0.27	0.21
25.	Total debts to total assets[4]			5.23%	5.51%	6.30%	5.23%	6.30%	5.83%

1.	Customer assets consist of advances and credit substitutes. At September 30, 2025, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.64% (June 30, 2025: 1.75%, March 31, 2025: 1.73%, September 30, 2024: 2.04%) and net non-performing advances to net advances was 0.41% (June 30, 2025: 0.44%, March 31. 2025: 0.42%, September 30, 2024: 0.45%).
2.	Net worth is computed as per RBI Moster Circular No. RBl/ 2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms doted July 1, 2015. Net worth also includes Available for Sale ('AFS') Reserve.
3.	Debt represents borrowings with residual maturity of more than one year.
4.	Total debts represents total borrowings of the Bank.
1

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,428.95	1,427.32	1,424.60	1,409.45
Employees stock options/units outstanding	2,317.13	2,142.54	2,069.84	1,650.74
Reserves and surplus	307,696.39	302,750.67	288,581.86	256,479.80
Deposits	1,612,824.94	1,608,517.32	1,610,348.02	1,497,760.67
Borrowings (includes subordinated debt)	111,818.38	117,095.27	123,538.26	124,492.93
Other liabilities and provisions	100,184.75	91,905.85	92,277.39	95,064.64
Total Capital and Liabilities	2,136,270.54	2,123,838.97	2,118,239.97	1,976,858.23

Assets
Cash and balances with Reserve Bank of India	79,471.64	96,453.83	119,928.12	89,101.67
Balances with banks and money at call and short notice	57,208.64	68,144.42	65,633.88	47,696.98
Investments	499,591.99	507,706.63	504,756.74	479,098.46
Advances	1,408,456.43	1,364,157.06	1,341,766.16	1,277,240.43
Fixed assets	13,273.15	12,878.47	12,838.74	11,545.62
Other assets	78,268.69	74,498.56	73,316.33	72,175.07
Total Assets	2,136,270.54	2,123,838.97	2,118,239.97	1,976,858.23

2

STANDALONE CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2025 (H1-2026)	March 31, 2025 (FY2025)	September 30, 2024 (H1-2025)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		33,315.12	62,616.20	30,182.75

Adjustments for:
Depreciation and amortisation		1,205.27	2,212.50	1,062.05
Net (appreciation)/depreciation on investments		(346.48)	125.67	(1,308.88)
Provision in respect of non-performing and other assets		3,142.17	4,016.24	3,014.21
General provision for standard assets		181.70	574.82	283.20
Provision for contingencies & others		(84.51)	(755.92)	(102.63)
Employee Stock Options Expense		501.02	790.15	407.73

Income from subsidiaries and consolidated entities		(2,145.78)	(2,619.01)	(1,435.34)
(Profit)/loss on sale of fixed assets		(20.70)	(42.95)	(4.10)
	(i)	35,747.81	66,917.70	32,098.99

Adjustments for:
(Increase)/decrease in investments		17,653.05	36,998.74	36,849.47
(Increase)/decrease in advances		(69,832.44)	(161,381.01)	(95,848.24)
Increase/(decrease) in deposits		2,466.18	197,523.07	84,935.72
(Increase)/decrease in other assets		(5,284.27)	(629.15)	747.90
Increase/(decrease) in other liabilities and provisions		4,360.05	(2,829.50)	(511.31)
	(ii)	(50,637.43)	69,682.15	26,173.54

Refund/(payment) of direct taxes	(iii)	(4,277.25)	(14,243.34)	(6,320.75)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(19,166.87)	122,356.51	51,951.78
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries/joint ventures/associates (including application money)		504.63	(1,376.13)	(1,388.49)
Income from subsidiaries and consolidated entities		2,145.78	2,619.01	1,435.34
Purchase of fixed assets		(1,671.94)	(3,370.45)	(1,937.10)
Proceeds from sale of fixed assets		19.92	59.63	41.05
(Purchase)/sale of held-to-maturity securities		(12,195.71)	(67,513.87)	(46,348.48)
Net cash flow from/(used in) investing activities	(B)	(11,197.32)	(69,581.81)	(48,197.68)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		784.82	1,437.52	803.25
Proceeds from long-term borrowings		11,310.94	28,852.81	16,050.80
Repayment of long-term borrowings		(18,775.28)	(31,671.94)	(18,452.11)
Net proceeds/(repayment) of short-term borrowings		(4,300.43)	1,127.30	1,732.45
Dividend paid		(7,853.15)	(7,041.26)	(7,041.27)
Net cash flow from/(used in) financing activities	(C)	(18,833.10)	(7,295.57)	(6,906.88)
Effect of exchange fluctuation on translation reserve	(D)	315.57	156.86	25.42

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(48,881.72)	45,635.99	(3,127.36)

Cash and cash equivalents at beginning of the year		185,562.00	139,926.01	139,926.01
Cash and cash equivalents at end of the period/year		136,680.28	185,562.00	136,798.65

1.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

3

Notes on standalone finanical results:
1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on October 18, 2025.
2.

The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2025 are given below:

(₹ in crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2025 (A)	Of (A), aggregate debt that slipped into NPA during H1-2026[1]	Of (A) amount written off during H1-2026	Of (A) amount paid by the borrowers during H1-2026[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2025
Personal Loans[3]	933.19	15.28	0.54	101.36	816.55
Corporate persons[4]	578.09	..	..	62.69	515.40
Of which, MSMEs	..	..	..	..	..
Others	292.22	0.51	0.34	39.29	252.42
Total	1,803.50	15.79	0.88	203.34	1,584.37

1. Includes cases which have been written off during the period
2. Net of increase in exposure during the period.
3. Includes various categories of retail loans.
4. As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.
4.	At September 30, 2025, the Bank holds contingency provision of ₹ 13,100.00 crore (June 30, 2025, March 31, 2025 and September 30, 2024: ₹ 13,100.00 crore).
5.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
a) Loans not in default
(i) Details of loans not in default sold/acquired under assignment/participation during six months ended September 30, 2025:

(₹ in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	3,808.02	1,235.31
Weighted average residual maturity (in years)	9.99	5.15
Weighted average holding period of the originator (in years)	1.02	3.42
Retention of beneficial economic interest by the originator	423.11	2,990.16
Tangible security coverage (times)	1.70	1.84
1. In addition, the Bank has acquired facilities amounting to ₹ 312.97 crore and has sold facilities amounting to ₹ 749.03 crore during six months ended September 30, 2025 through novation.
2. The Bank has not acquired any loan through risk participation in secondary market.
3. The disclosure includes loans acquired through buyout similar to direct assignment.
(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during six months ended September 30, 2025:

(₹ in crore)

Rating	Loans acquired	Loans sold
Ind A-, A+, AA+	..	150.00
Crisil A, A+, AA, AA+, A-	..	21.97
Crisil BBB+, BBB-, BBB	..	166.27
Infomerics AA-	..	100.00
1. Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Accounts)
(i)	Details of stressed loans classified as NPA sold by the Bank during six months ended September 30, 2025:

(₹ in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	41	..
Aggregate principal outstanding of loans transferred[2]	113.47	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[2]	19.94	..
Aggregate consideration	119.70	..
Additional consideration realised in respect of accounts transferred in earlier years	140.26	..
1. Excess provision reversed in profit and loss account on account of sale of NPAs to ARCs was ₹ 99.76 crore and no amount was transferred to other permitted transferees.
2. Net of write-off.
3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during six months ended September 30, 2025.
(iii)	The Bank has not acquired non-performing loans during six months ended September 30, 2025.
(iv)	Details of rating-wise distribution of SRs held by the Bank at September 30, 2025:

(₹ in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	..
RR2	Above 75% upto 100%	176.61
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	618.44
Total		795.05
1. Amount represents net of provisions.
2. Further, the Bank holds marked-to-market loss of ₹ 366.09 crore and additional provision of ₹ 428.96 crore.
3. The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.
6.	During FY2025, pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.
7.	During Q2-2026, the Bank has allotted 8,166,349 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.
10.	₹ 1.00 crore = ₹ 10.0 million.

5

STANDALONE SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,758.81	40,458.10	38,750.86	81,216.91	76,129.32	156,184.68
b	Wholesale Banking	21,111.95	21,450.76	20,388.83	42,562.71	39,780.98	82,436.21
c	Treasury	33,913.18	36,925.37	33,579.54	70,838.55	66,226.90	135,052.58
d	Other Banking	958.41	1,419.40	1,254.38	2,377.81	1,944.64	4,386.29
	Total segment revenue	96,742.35	100,253.63	93,973.61	196,995.98	184,081.84	378,059.76
	Less: Inter segment revenue	47,408.86	48,801.82	46,259.57	96,210.68	90,370.10	186,289.28
	Income from operations	49,333.49	51,451.81	47,714.04	100,785.30	93,711.74	191,770.48
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	6,318.82	4,734.91	5,556.19	11,053.73	9,795.26	21,621.04
b	Wholesale Banking	5,758.89	5,387.56	5,197.53	11,146.45	10,109.60	21,564.63
c	Treasury	4,141.41	6,260.91	4,603.39	10,402.32	10,076.97	18,760.73
d	Other Banking	164.73	547.89	132.98	712.62	200.92	669.80
	Total segment results	16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
3.	Segment assets
a	Retail Banking	829,148.84	820,169.13	778,247.73	829,148.84	778,247.73	792,930.19
b	Wholesale Banking	590,307.68	558,374.07	502,717.35	590,307.68	502,717.35	548,269.82
c	Treasury	672,716.94	702,764.14	644,803.85	672,716.94	644,803.85	721,695.52
d	Other Banking	39,919.15	38,161.59	46,368.30	39,919.15	46,368.30	50,597.21
e	Unallocated	4,177.93	4,370.04	4,721.00	4,177.93	4,721.00	4,747.23
	Total segment assets	2,136,270.54	2,123,838.97	1,976,858.23	2,136,270.54	1,976,858.23	2,118,239.97
4.	Segment liabilities
a	Retail Banking	1,157,436.92	1,143,008.15	1,063,337.34	1,157,436.92	1,063,337.34	1,111,966.22
b	Wholesale Banking	514,233.91	524,146.96	494,981.27	514,233.91	494,981.27	555,997.39
c	Treasury	130,905.73	129,196.41	138,508.93	130,905.73	138,508.93	137,562.04
d	Other Banking	5,853.04	5,670.16	7,390.70	5,853.04	7,390.70	7,538.02
e	Unallocated	16,398.47	15,496.76	13,100.00	16,398.47	13,100.00	13,100.00
	Total segment liabilities	1,824,828.07	1,817,518.44	1,717,318.24	1,824,828.07	1,717,318.24	1,826,163.67
5.	Capital employed	311,442.47	306,320.53	259,539.99	311,442.47	259,539.99	292,076.30
6.	Total (4)+(5)	2,136,270.54	2,123,838.97	1,976,858.23	2,136,270.54	1,976,858.23	2,118,239.97

6

Notes on standalone segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q2-2026
	Retail Banking	40,758.81	6,318.82	829,148.84	1,157,436.92
(i)	Digital Banking	11,061.20	1,687.26	146,693.68	246,066.35
(ii)	Other Retail Banking	29,697.61	4,631.56	682,455.16	911,370.57
Q1-2026
	Retail Banking	40,458.10	4,734.91	820,169.13	1,143,008.15
(i)	Digital Banking	10,957.30	1,425.32	142,266.69	245,151.38
(ii)	Other Retail Banking	29,500.80	3,309.59	677,902.44	897,856.77
Q2-2025
	Retail Banking	38,750.86	5,556.19	778,247.73	1,063,337.34
(i)	Digital Banking	10,051.48	1,492.86	140,009.42	201,963.08
(ii)	Other Retail Banking	28,699.38	4,063.33	638,238.31	861,374.26

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai	Executive Director
October 18, 2025	DIN-03620913

7

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icicibank.com, Email: companysecretary@icicibank.com

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		48,180.91	49,079.96	46,325.78	97,260.87	90,907.43	186,331.47
	a)	Interest/discount on advances/bills	33,975.01	34,271.44	33,140.75	68,246.45	64,896.34	133,243.71
	b)	Income on investments	12,608.38	12,653.00	11,929.93	25,261.38	23,595.62	47,302.54
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	949.43	1,105.09	836.46	2,054.52	1,554.20	3,428.66
	d)	Others	648.09	1,050.43	418.64	1,698.52	861.27	2,356.56
2.	Other income (e)+(f)		27,965.68	25,496.07	26,616.77	53,461.75	49,305.18	108,255.47
	e)	Premium and other operating income from insurance business	18,432.50	14,736.38	16,779.41	33,168.88	30,346.47	70,900.83
	f)	Others	9,533.18	10,759.69	9,837.36	20,292.87	18,958.71	37,354.64
3.	TOTAL INCOME (1)+(2)		76,146.59	74,576.03	72,942.55	150,722.62	140,212.61	294,586.94
4.	Interest expended		22,017.39	23,090.06	22,225.30	45,107.45	43,346.92	89,027.65
5.	Operating expenses (g)+(h)+(i)		34,155.31	30,169.16	30,838.91	64,324.47	58,910.07	127,799.98
	g)	Employee cost	6,120.22	6,638.22	5,993.19	12,758.44	12,159.04	23,629.94
	h)	Claims and benefits paid and other expenses pertaining to insurance business	19,524.33	15,872.36	17,341.60	35,396.69	31,988.27	73,806.18
	i)	Other operating expenses	8,510.76	7,658.58	7,504.12	16,169.34	14,762.76	30,363.86
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		56,172.70	53,259.22	53,064.21	109,431.92	102,256.99	216,827.63
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		19,973.89	21,316.81	19,878.34	41,290.70	37,955.62	77,759.31
8.	Provisions (other than tax) and contingencies		909.31	1,822.33	1,381.88	2,731.64	2,697.77	4,905.76
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		19,064.58	19,494.48	18,496.46	38,559.06	35,257.85	72,853.55
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		61.75	62.53	45.19	124.28	102.06	50.66
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		19,126.33	19,557.01	18,541.65	38,683.34	35,359.91	73,004.21
13.	Tax expense (j)+(k)		4,808.18	5,100.68	4,635.66	9,908.86	8,991.11	18,434.83
	j)	Current tax	4,580.50	4,901.00	4,214.41	9,481.50	8,309.15	17,497.17
	k)	Deferred tax	227.68	199.68	421.25	427.36	681.96	937.66
14.	Less: Share of profit/(loss) of minority shareholders		961.09	898.73	958.22	1,859.82	1,725.19	3,540.18
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		13,357.06	13,557.60	12,947.77	26,914.66	24,643.61	51,029.20
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		13,357.06	13,557.60	12,947.77	26,914.66	24,643.61	51,029.20
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,428.95	1,427.32	1,409.45	1,428.95	1,409.45	1,424.60
19.	Reserves excluding revaluation reserves							306,631.95
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		18.71	19.02	18.39	37.73	35.03	72.41
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		18.42	18.71	18.05	37.13	34.36	71.14

8

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,428.95	1,427.32	1,424.60	1,409.45
Employees stock options/units outstanding	2,317.13	2,142.54	2,069.84	1,650.74
Reserves and surplus	331,806.80	326,045.55	310,411.47	277,026.44
Minority interest	16,238.35	15,813.67	14,836.74	15,586.37
Deposits	1,645,864.93	1,641,136.66	1,641,637.40	1,529,513.61
Borrowings (includes subordinated debt)	215,239.67	215,148.97	218,883.44	219,760.55
Policyholders' funds	304,989.96	308,119.60	294,305.56	306,679.41
Other liabilities and provisions	168,599.59	158,801.65	158,672.36	164,884.99
Total Capital and Liabilities	2,686,485.38	2,668,635.96	2,642,241.41	2,516,511.56

Assets
Cash and balances with Reserve Bank of India	79,543.21	96,512.74	120,240.91	89,198.99
Balances with banks and money at call and short notice	88,025.14	100,308.43	93,782.55	75,185.64
Investments	899,797.88	905,884.30	886,376.81	874,760.49
Advances	1,492,161.12	1,445,593.02	1,420,663.71	1,360,046.48
Fixed assets	16,562.12	16,166.85	15,812.42	14,254.27
Other assets	101,936.48	95,711.19	96,905.58	100,155.51
Goodwill on consolidation	8,459.43	8,459.43	8,459.43	2,910.18
Total Assets	2,686,485.38	2,668,635.96	2,642,241.41	2,516,511.56

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Period ended
		September 30, 2025 (H1-2026)	March 31, 2025 (FY2025)	September 30, 2024 (H1-2025)
		(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		36,823.52	69,464.03	33,634.72

Adjustments for:
Depreciation and amortisation		1,468.57	2,690.38	1,289.85
Net (appreciation)/depreciation on investments		(256.55)	(102.32)	(1,719.26)
Provision in respect of non-performing and other assets		3,154.44	4,127.25	3,044.57
General provision for standard assets		194.54	701.14	425.50
Provision for contingencies & others		(51.45)	(722.74)	(94.59)
(Profit)/loss on sale of fixed assets		(20.97)	(43.91)	5.02
Employees stock options expense		501.02	790.15	407.73
	(i)	41,813.12	76,903.98	36,993.54

Adjustments for:
(Increase)/decrease in investments		6,780.71	7,501.41	21,634.25
(Increase)/decrease in advances		(74,651.85)	(164,019.75)	(102,314.85)
Increase/(decrease) in deposits		4,216.78	198,057.45	85,933.66
(Increase)/decrease in other assets		(6,063.42)	(517.64)	(3,139.44)
Increase/(decrease) in other liabilities and provisions[1]		16,362.74	22,996.27	14,351.08
	(ii)	(53,355.04)	64,017.74	16,464.70

Refund/(payment) of direct taxes	(iii)	(5,819.07)	(18,116.46)	(8,359.11)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(17,360.99)	122,805.26	45,099.13
Cash flow from/(used in) investing activities
Purchase of fixed assets		(2,043.73)	(4,770.00)	(2,789.67)
Proceeds from sale of fixed assets		20.40	64.61	42.62
(Purchase)/sale of held to maturity securities		(16,783.84)	(72,582.97)	(46,687.44)
Net cash flow from/(used in) investing activities	(B)	(18,807.17)	(77,288.36)	(49,434.49)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		784.82	1,437.52	803.25
Proceeds from long-term borrowings		16,619.58	40,446.49	21,673.28
Repayment of long-term borrowings		(24,275.82)	(39,933.10)	(22,077.10)
Net proceeds/(repayment) of short-term borrowings		3,978.31	10,679.59	12,542.00
Dividend paid		(7,853.15)	(7,041.27)	(7,041.27)
Net cash flow from/(used in) financing activities	(C)	(10,746.26)	5,589.23	5,900.16
Effect of exchange fluctuation on translation reserve	(D)	459.31	148.43	50.93

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(46,455.11)	51,254.56	1,615.73

Cash and cash equivalents at beginning of the year		214,023.46	162,768.90	162,768.90
Cash and cash equivalents at end of the period/year		167,568.35	214,023.46	164,384.63
1.	Including adjustements for Increase/(decrease) in Policyholders' funds.
2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

9

Notes on consolidated financial results:
1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on October 18, 2025.
2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	During Q2-2026, the Bank has allotted 8,166,349 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
4.	At September 30, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and two associates. During Q1-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited, these entities ceased to be associates of the Bank. During Q2-2026, due to redemption of all units held in India Advantage Fund – III and India Advantage Fund – IV, these entities ceased to be associates of the Bank.
5.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of ₹ 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognised a goodwill of ₹ 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for Q2-2026, Q1-2026 and H1-2026 are not comparable with the previous periods.
6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.
7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.
9.	₹ 1.00 crore = ₹ 10.0 million.

10

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,758.81	40,458.10	38,750.86	81,216.91	76,129.32	156,184.68
b	Wholesale Banking	21,111.95	21,450.76	20,388.83	42,562.71	39,780.98	82,436.21
c	Treasury	33,888.26	36,973.20	33,563.89	70,861.46	66,215.43	135,042.31
d	Other Banking	1,648.97	2,112.59	2,075.55	3,761.56	3,572.97	7,508.32
e	Life Insurance	15,430.13	12,070.95	13,888.43	27,501.08	25,224.11	60,224.24
f	General Insurance	7,283.32	6,897.64	6,546.95	14,180.96	12,722.52	25,651.09
g	Others	4,833.13	5,273.53	5,184.30	10,106.66	9,620.69	18,832.65
	Total segment revenue	124,954.57	125,236.77	120,398.81	250,191.34	233,266.02	485,879.50
	Less: Inter segment revenue	48,807.98	50,660.74	47,456.26	99,468.72	93,053.41	191,292.56
	Income from operations	76,146.59	74,576.03	72,942.55	150,722.62	140,212.61	294,586.94
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	6,318.82	4,734.91	5,556.19	11,053.73	9,795.26	21,621.04
b	Wholesale Banking	5,758.89	5,387.56	5,197.53	11,146.45	10,109.60	21,564.63
c	Treasury	4,116.47	6,308.70	4,587.70	10,425.17	10,065.43	18,750.32
d	Other Banking	285.79	678.91	306.75	964.70	620.88	1,451.19
e	Life Insurance	347.02	344.83	286.36	691.85	546.59	1,336.43
f	General Insurance	1,077.25	993.73	919.03	2,070.98	1,693.02	3,321.29
g	Others	1,961.18	2,381.18	2,164.03	4,342.36	3,847.14	7,423.08
	Total segment results	19,865.42	20,829.82	19,017.59	40,695.24	36,677.92	75,467.98
	Less: Inter segment adjustment	800.84	1,335.34	521.13	2,136.18	1,420.07	2,614.43
	Add: Share of profit in associates	61.75	62.53	45.19	124.28	102.06	150.66
	Profit before tax and minority interest	19,126.33	19,557.01	18,541.65	38,683.34	35,359.91	73,004.21
3.	Segment assets
a	Retail Banking	829,148.84	820,169.13	778,247.73	829,148.84	778,247.73	792,930.19
b	Wholesale Banking	590,307.68	558,374.07	502,717.35	590,307.68	502,717.35	548,269.82
c	Treasury	673,893.66	703,917.33	645,790.96	673,893.66	645,790.96	722,733.26
d	Other Banking	91,312.91	91,197.10	99,697.42	91,312.91	99,697.42	102,559.47
e	Life Insurance	324,140.02	327,396.06	326,637.20	324,140.02	326,637.20	314,088.54
f	General Insurance	73,584.86	71,655.77	67,534.00	73,584.86	67,534.00	68,561.74
g	Others	113,871.25	107,153.71	103,293.30	113,871.25	103,293.30	102,968.20
h	Unallocated	4,418.00	4,541.85	5,373.78	4,418.00	5,373.78	5,533.91
	Total	2,700,677.22	2,684,405.02	2,529,291.74	2,700,677.22	2,529,291.74	2,657,645.13
	Less: Inter segment adjustment	14,191.84	15,769.06	12,780.18	14,191.84	12,780.18	15,403.72
	Total segment assets	2,686,485.38	2,668,635.96	2,516,511.56	2,686,485.38	2,516,511.56	2,642,241.41
4.	Segment liabilities
a	Retail Banking	1,157,436.92	1,143,008.15	1,063,337.34	1,157,436.92	1,063,337.34	1,111,966.22
b	Wholesale Banking	514,233.91	524,146.96	494,981.27	514,233.91	494,981.27	555,997.39
c	Treasury	159,629.05	157,396.53	164,916.99	159,629.05	164,916.99	164,653.06
d	Other Banking	51,132.53	52,726.34	54,914.98	51,132.53	54,914.98	53,777.64
e	Life Insurance	311,600.75	315,014.83	315,258.92	311,600.75	315,258.92	302,298.83
f	General Insurance	57,298.12	55,870.23	53,159.31	57,298.12	53,159.31	54,036.44
g	Others	97,764.34	91,432.24	89,536.30	97,764.34	89,536.30	87,909.64
h	Unallocated	16,028.72	15,194.33	13,100.00	16,028.72	13,100.00	13,100.00
	Total	2,365,124.34	2,354,789.61	2,249,205.11	2,365,124.34	2,249,205.11	2,343,739.22
	Less: Inter segment adjustment	14,191.84	15,769.06	12,780.18	14,191.84	12,780.18	15,403.72
	Total segment liabilities	2,350,932.50	2,339,020.55	2,236,424.93	2,350,932.50	2,236,424.93	2,328,335.50
5.	Capital employed	335,552.88	329,615.41	280,086.63	335,552.88	280,086.63	313,905.91
6.	Total (4)+(5)	2,686,485.38	2,668,635.96	2,516,511.56	2,686,485.38	2,516,511.56	2,642,241.41

11

Notes on consolidated segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	On March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated financial results for Q2-2026, Q1-2026 and H1-2026 are not comparable with the previous periods.

For and on behalf of the Board of Directors

/s/ Sandeep Batra
Sandeep Batra
Mumbai	Executive Director
October 18, 2025	DIN-03620913

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B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited standalone financial results of ICICI Bank Limited for the quarter ended 30 September 2025 and year to date results for the period from 1 April 2025 to 30 September 2025 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of
ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited standalone financial results of ICICI Bank Limited (hereinafter referred to as the ‘Bank’) for the quarter ended 30 September 2025 and year to date results for the period from 1 April 2025 to 30 September 2025 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (the ‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’).

2.	This Statement, which is the responsibility of the Bank’s management and approved by its Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), as applicable and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid accounting standard, the RBI guidelines, as applicable and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna	/s/ Manish Sampat

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQDD7977	Membership No.: 101684 UDIN: 25101684BMMLSG3725

Place: Mumbai	Place: Mumbai
Date: 18 October 2025	Date: 18 October 2025

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B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants
14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditors’ Limited Review Report on unaudited consolidated financial results of ICICI Bank Limited for quarter ended 30 September 2025 and year to date results for the period from 1 April 2025 to 30 September 2025 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of the of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of
ICICI Bank Limited

1.	We have reviewed the accompanying Statement of unaudited consolidated financial results of ICICI Bank Limited (hereinafter referred to as the ‘Parent’), and its subsidiaries (the Parent and its subsidiaries together referred to as the ‘Group’), and its share of the net profit after tax of its associates for the quarter ended 30 September 2025 and year to date results for the period from 1 April 2025 to 30 September 2025 (the ‘Statement’), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures prescribed by the Reserve Bank of India (the ‘RBI’) relating to [consolidated Pillar 3 disclosures as at 30 September 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations] as have been disclosed on the Parent's website and in respect of which a link has been provided in Note 6 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, the guidelines and directions issued by the Reserve Bank of India (the ‘RBI Guidelines’), guidelines issued by the Insurance Regulatory and Development Authority of India (the ‘IRDAI Guidelines’) as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to issue a report on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

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Chartered Accountants	Chartered Accountants
5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Accounting Standard, the RBI Guidelines, the IRDAI guidelines as applicable, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 September 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 6 to the Statement and have not been reviewed by us, or that it contains any material misstatement.

6.	We did not review the interim financial results of 8 subsidiaries included in the Statement, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 479,231.59 crores as at 30 September 2025 and total revenues (before consolidation adjustments) of Rs. 26,096.54 crores and Rs. 48,909.52 crores and total net profit after tax (before consolidation adjustments) of Rs. 2,210.07 crores and Rs. 4,644.81 crores, for the quarter ended 30 September 2025 and for the period from 1 April 2025 to 30 September 2025, and cash flows (net) (before consolidation adjustments) of Rs. 2,250.91 crores for the period from 1 April 2025 to 30 September 2025 respectively, as considered in the Statement. These interim financial results have been reviewed by the other auditors whose review reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the review reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Further, 3 subsidiaries whose interim financial information reflects total assets (before consolidation adjustment) of Rs. 33,149.29 crores as at 30 September 2025 and total revenues (before consolidation adjustments) of Rs. 1,427.38 crores and Rs. 2,837.21 crores and total net profit after tax (before consolidation adjustments) of Rs. 425.95 crores and Rs. 808.43 crores for the quarter ended 30 September 2025 and for the period from 1 April 2025 to 30 September 2025 respectively and cash flows (net) (before consolidation adjustments) of Rs. 300.48 crores for the period from 1 April 2025 to 30 September 2025, as considered in the Statement has been reviewed by only one of the joint auditors of the Parent and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary company, is based solely on the review report issued by the said auditor of the subsidiary company and the procedures performed as stated in paragraph 3 above.

Our conclusion on the Statement is not modified in respect of above matters.

7.	The Statement includes the financial information of 7 subsidiaries which have not been reviewed, whose interim financial information reflect total assets (before consolidation adjustments) of Rs. 51,593.67 crores as at 30 September 2025 and total revenue (before consolidation adjustments) of Rs. 713.23 crores and Rs. 1,427.78 crores and total net profit after tax (before consolidation adjustments) of Rs. 95.89 crores and Rs. 196.27 crores for the quarter ended 30 September 2025 and for the period from 1 April 2025 to 30 September 2025 respectively and cash flows (net) (before consolidation adjustments) of Rs. (685.42) crores for the period from 1 April 2025 to 30 September 2025, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 61.75 crores in respect of 4 associates and Rs. 124.28 crores in respect of 6 associates for the quarter ended 30 September 2025 and for the period from 1 April 2025 to 30 September 2025 respectively, as considered in the Statement, based on their financial information which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial information of the subsidiaries and associates are not material to the Group.

Our conclusion on the Statement is not modified in respect of this matter.

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8.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their review report dated 14 October 2025 have expressed an unmodified conclusion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2025 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 September 2025 has been duly certified by the Appointed Actuary, and in his opinion, the assumptions for such valuation are in accordance with the guidelines, norms and regulations issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

9.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their review report dated 14 October 2025, have expressed an unmodified conclusion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported ('IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 September 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The joint statutory auditors have relied upon the Appointed Actuary's certificate in this regard for forming their conclusion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the group reporting pack of the Company’.

Our conclusion on the Statement is not modified in respect of this matter.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna	/s/ Manish Sampat

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQDE4899	Membership No.: 101684 UDIN: 25101684BMMLSH4877

Place: Mumbai	Place: Mumbai
Date: 18 October 2025	Date: 18 October 2025

Enclosure: Annexure 1

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Chartered Accountants	Chartered Accountants

Annexure 1

List of entities included in unaudited consolidated financial results.

Parent Entity

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank UK PLC

3.	ICICI Bank Canada

4.	ICICI Securities Limited

5.	ICICI Securities Holdings Inc.

6.	ICICI Securities Inc.

7.	ICICI Securities Primary Dealership Limited

8.	ICICI Venture Funds Management Company Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Trusteeship Services Limited

11.	ICICI Investment Management Company Limited

12.	ICICI International Limited

13.	ICICI Prudential Pension Funds Management Company Limited

14.	ICICI Prudential Life Insurance Company Limited

15.	ICICI Lombard General Insurance Company Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited)

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited*

21.	Finserv Merchant Solutions Private Limited (formerly known as ICICI Merchant Services Private Limited)**

22.	India Infradebt Limited

23.	India Advantage Fund-III#

24.	India Advantage Fund-IV#

25.	Arteria Technologies Private Limited

*Ceased to be an associate of the Bank effective from 11 June 2025
**Ceased to be an associate of the Bank effective from 17 April 2025
#Ceased to be an associate of the Bank effective from 3 July 2025

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 18, 2025

Performance Review: Quarter ended September 30, 2025

•	Profit before tax excluding treasury grew by 9.1% year-on-year to ₹ 16,164 crore (US$ 1.8 billion) in the quarter ended September 30, 2025 (Q2-2026)

•	Core operating profit grew by 6.5% year-on-year to ₹ 17,078 crore (US$ 1.9 billion) in Q2-2026

•	Profit after tax grew by 5.2% year-on-year to ₹ 12,359 crore (US$ 1.4 billion) in Q2-2026

•	Average deposits grew by 9.1% year-on-year to ₹ 15,57,449 crore (US$ 175.4 billion) in Q2-2026

•	Average current account and savings account (CASA) ratio was 39.2% in Q2-2026

•	Total period-end deposits grew by 7.7% year-on-year to ₹ 16,12,825 crore (US$ 181.6 billion) at September 30, 2025

•	Domestic loan portfolio grew by 10.6% year-on-year to ₹ 13,75,260 crore (US$ 154.9 billion) at September 30, 2025

•	Net NPA ratio was 0.39% at September 30, 2025

•	Including profits for the six months ended September 30, 2025 (H1-2026), total capital adequacy ratio was 17.00% and CET-1 ratio was 16.35%, on a standalone basis, at September 30, 2025

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended September 30, 2025 (Q2-2026). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended September 30, 2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 9.1% year-on-year to ₹ 16,164 crore (US$ 1.8 billion) in Q2-2026 from ₹ 14,810 crore (US$ 1.7 billion) in the quarter ended September 30, 2024 (Q2-2025)

•	Core operating profit grew by 6.5% year-on-year to ₹ 17,078 crore (US$ 1.9 billion) in Q2-2026 from ₹ 16,043 crore (US$ 1.8 billion) in Q2-2025

•	Net interest income (NII) increased by 7.4% year-on-year to ₹ 21,529 crore (US$ 2.4 billion) in Q2-2026 from ₹ 20,048 crore (US$ 2.3 billion) in Q2-2025. Net interest margin was 4.30% in Q2-2026

•	Non-interest income, excluding treasury, increased by 13.2% year-on-year to ₹ 7,356 crore (US$ 828 million) in Q2-2026 from ₹ 6,496 crore (US$ 732 million) in Q2-2025

•	Fee income grew by 10.1% year-on-year to ₹ 6,491 crore (US$ 731 million) in Q2-2026 from ₹ 5,894 crore (US$ 664 million) in Q2-2025. Fees from retail, rural and business banking customers constituted about 78% of total fees in Q2-2026

•	Treasury income was ₹ 220 crore (US$ 25 million) in Q2-2026 as compared to ₹ 680 crore (US$ 77 million) in Q2-2025

•	Provisions (excluding provision for tax) were ₹ 914 crore (US$ 103 million) in Q2-2026 compared to ₹ 1,233 crore (US$ 139 million) in Q2-2025 and ₹ 1,815 crore (US$ 204 million) in Q1-2026

•	Profit before tax grew by 5.8% year-on-year to ₹ 16,384 crore (US$ 1.8 billion) in Q2-2026 from ₹ 15,490 crore (US$ 1.7 billion) in Q2-2025

•	Profit after tax grew by 5.2% year-on-year to ₹ 12,359 crore (US$ 1.4 billion) in Q2-2026 from ₹ 11,746 crore (US$ 1.3 billion) in Q2-2025

Credit growth

The net domestic advances grew by 10.6% year-on-year and 3.3% sequentially at September 30, 2025. The retail loan portfolio grew by 6.6% year-on-year and 2.6% sequentially, and comprised 52.1% of the total loan portfolio at September 30, 2025. Including non-fund outstanding, the retail portfolio was 42.9% of the total portfolio at September 30, 2025. The business banking portfolio grew by 24.8% year-on-year and 6.5% sequentially at September 30, 2025. The rural portfolio declined by 1.3% year-on-year and grew by 0.8% sequentially at September 30, 2025. The domestic corporate portfolio grew by 3.5% year-on-year and 1.0% sequentially at September 30, 2025. Total advances increased by 10.3% year-on-year and 3.2% sequentially to ₹ 14,08,456 crore (US$ 158.6 billion) at September 30, 2025.

Deposit growth

Average deposits increased by 9.1% year-on-year and 1.6% sequentially to ₹ 15,57,449 crore (US$ 175.4 billion) in Q2-2026. Average current account deposits increased by 12.6% year-on-year and 1.6% sequentially in Q2-2026. Average savings account deposits increased by 8.5% year-on-year and 3.2% sequentially in Q2-2026. Total period-

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

end deposits increased by 7.7% year-on-year to ₹ 16,12,825 crore (US$ 181.6 billion) at September 30, 2025 (₹ 16,08,517 crore (US$ 181.2 billion) at June 30, 2025).

With the addition of 263 branches during H1-2026, the Bank had a network of 7,246 branches and 10,610 ATMs & cash recycling machines at September 30, 2025.

Asset quality

The gross NPA ratio was 1.58% at September 30, 2025 compared to 1.67% at June 30, 2025 and 1.97% at September 30, 2024. The net NPA ratio was 0.39% at September 30, 2025 compared to 0.41% at June 30, 2025 and 0.42% at September 30, 2024. The gross NPA additions were ₹ 5,034 crore (US$ 567 million) in Q2-2026 compared to ₹ 6,245 crore (US$ 703 million) in Q1-2026 and ₹ 5,073 crore (US$ 571 million) in Q2-2025. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,648 crore (US$ 411 million) in Q2-2026 compared to ₹ 3,211 crore (US$ 362 million) in Q1-2026 and ₹ 3,319 crore (US$ 374 million) in Q2-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,386 crore (US$ 156 million) in Q2-2026 compared to ₹ 3,034 crore (US$ 342 million) in Q1-2026 and ₹ 1,754 crore (US$ 198 million) in Q2-2025. The Bank has written-off gross NPAs amounting to ₹ 2,263 crore (US$ 255 million) in Q2-2026. The provisioning coverage ratio on non-performing loans was 75.0% at September 30, 2025.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,624 crore (US$ 183 million) or about 0.1% of total advances at September 30, 2025 compared to ₹ 1,788 crore (US$ 201 million) at June 30, 2025 and ₹ 2,546 crore (US$ 287 million) at September 30, 2024.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 3,661 crore (US$ 412 million) at September 30, 2025 compared to ₹ 2,995 crore (US$ 337 million) at June 30, 2025 and ₹ 3,386 crore (US$ 381 million) at September 30, 2024. The increase during the quarter was due to upgrade of certain borrowers having non-fund outstanding from non-performing to performing status.

At September 30, 2025, the Bank holds total provisions, other than specific provisions on fund-based outstanding to borrowers classified as non-performing, amounting to                 ₹ 22,620 crore (US$ 2.5 billion) or 1.6% of loans. These provisions include the contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) as well as general provision on standard assets, provisions held for non-fund based outstanding to borrowers classified as non-performing, loan and non-fund based outstanding to standard borrowers under resolution and the BB and below portfolio.

Capital adequacy

Including profits for the six months ended September 30, 2025 (H1-2026), the Bank’s total capital adequacy ratio at September 30, 2025 was 17.00% and CET-1 ratio was 16.35% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax increased by 3.2% year-on-year to ₹ 13,357 crore (US$ 1.5 billion) in Q2-2026 from ₹ 12,948 crore (US$ 1.5 billion) in Q2-2025.

Consolidated assets grew by 6.8% year-on-year to ₹ 26,86,485 crore (US$ 302.6 billion) at September 30, 2025 from ₹ 25,16,512 crore (US$ 283.4 billion) at September 30, 2024.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was         ₹ 4,286 crore (US$ 483 million) in H1-2026 compared to ₹ 4,467 crore (US$ 503 million) in H1-2025. Value of New Business (VNB) of ICICI Life was ₹ 1,049 crore (US$ 118 million) in H1-2026 compared to ₹ 1,058 crore (US$ 119 million) in H1-2025. The VNB margin was 24.5% in H1-2026 compared to 22.8% in FY2025 and 23.7% in H1-2025. The profit after tax increased to ₹ 299 crore (US$ 34 million) in Q2-2026 from ₹ 252 crore (US$ 28 million) in Q2-2025.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) was ₹ 6,596 crore (US$ 743 million) in Q2-2026 compared to ₹ 6,721 crore (US$ 757 million) in Q2-2025. The combined ratio stood at 105.1% in Q2-2026 compared to 104.5% in Q2-2025. Excluding the impact of CAT losses of ₹ 73 crore (US$ 8 million) in Q2-2026 and ₹ 94 crore (US$ 11 million) in Q2-2025, the combined ratio was 103.8% and 102.6% respectively. The profit after tax of ICICI General grew by 18.1% to ₹ 820 crore (US$ 92 million) in Q2-2026 compared to ₹ 694 crore (US$ 78 million) in Q2-2025. With effect from October 1, 2024, long-term products are accounted on 1/n basis, as mandated by IRDAI, hence Q2-2026 numbers are not fully comparable with prior periods.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, was ₹ 835 crore (US$ 94 million) in Q2-2026 compared to ₹ 694 crore (US$ 78 million) in Q2-2025.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 425 crore (US$ 48 million) in Q2-2026 compared to ₹ 529 crore (US$ 60 million) in Q2-2025.

The profit after tax of ICICI Home Finance, as per Ind AS, was ₹ 203 crore (US$ 23 million) in Q2-2026 compared to ₹ 183 crore (US$ 21 million) in Q2-2025.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2025	Q2-2025	H1-2025	Q1-2026	Q2-2026	H1-2026
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net interest income	81,165	20,048	39,601	21,635	21,529	43,164
Non-interest income	26,603	6,496	12,885	7,264	7,356	14,620
- Fee income	23,870	5,894	11,384	5,900	6,491	12,391
- Dividend income from subsidiaries	2,619	541	1,435	1,336	810	2,146
- Other income	114	61	66	28	55	83
Less:
Operating expense	42,372	10,501	21,031	11,394	11,807	23,201
Core operating profit[1]	65,396	16,043	31,455	17,505	17,078	34,583
Provisions	4,683[2]	1,233	2,565	1,815	914	2,729
Profit before tax excl. treasury	60,713	14,810	28,890	15,690	16,164	31,854
Treasury income	1,903	680	1,293	1,241	220	1,461
Profit before tax	62,616	15,490	30,183	16,931	16,384	33,315
Less:
Provision for taxes	15,389	3,744	7,378	4,163	4,025	8,188
Profit after tax	47,227	11,746	22,805	12,768	12,359	25,127

1.	Excluding treasury

2.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by the Government, which will be reversed on actual receipt of recoveries or approval of claims, if any.

3.	Prior period numbers have been re-arranged wherever necessary

5

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

₹ crore

	30-Sep-24	31-Mar-25	30-Jun-25	30-Sep-25
	Unaudited	Audited	Unaudited	Unaudited
Capital and liabilities
Capital	1,409	1,425	1,427	1,429
Employee stock options outstanding	1,651	2,070	2,143	2,317
Reserves and surplus	2,56,480	2,88,582	3,02,751	3,07,696
Deposits	14,97,761	16,10,348	16,08,517	16,12,825
Borrowings (includes subordinated debt)	1,24,493	1,23,538	1,17,095	1,11,818
Other liabilities and provisions[1]	95,064	92,277	91,906	1,00,186
Total capital and liabilities	19,76,858	21,18,240	21,23,839	21,36,271

Assets
Cash and balances with Reserve Bank of India	89,102	1,19,928	96,454	79,472
Balances with banks and money at call and short notice	47,697	65,634	68,144	57,209
Investments	4,79,098	5,04,757[2]	5,07,707	4,99,592
Advances	12,77,240	13,41,766	13,64,157	14,08,456
Fixed assets	11,546	12,839	12,878	13,273
Other assets	72,175	73,316	74,499	78,269
Total assets	19,76,858	21,18,240	21,23,839	21,36,271

1.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at September 30, 2025

2.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders, ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank.

3.	Prior period figures have been re-grouped/re-arranged wherever necessary

6

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 88.79

7

Annexure II

Ms. Vijayalakshmi

Ms. Vijayalakshmi Iyer graduated from M.L. Dahanukar College of Commerce and did her post graduation from Sydenham College of Commerce Mumbai. She is also a certified associate of the Indian Institute of Banking and Finance.

She has nearly four decades of experience in the banking and finance sector in India. She has served as the chairperson for a number of boards and committees in the financial sector in India including the Banking and Financial Institute Committee of the Federation of Indian Chambers of Commerce and Industry. She is currently on the Boards of multiple Indian companies.

She retired as the Chairman and Managing Director of Bank of India in May 2015 where she played an instrumental role in structuring it as an umbrella institution offering all kinds of banking and financial services. Under her leadership, Bank of India received the ‘Best PSU Bank’ award for overall growth in performance from Dun & Bradstreet and was recognised as the ‘Second Most Trusted Brand among the PSU Banks’ by the Economic Times. She also served as member (finance & investment) at IRDAI from June 2015 to May 2017 where she played a significant role in the introduction and amendment of various regulations related to, inter alia, finance and accounts, corporate governance, mergers and acquisition, registration of new insurance companies and exposure of management.

She is the recipient of the “Best Banker” award at the India SME Excellence Awards – 2013, and MSME Excellence Award from the Deputy Chairperson, Planning Commission, Government of India during her tenure with Bank of India. She is also the recipient of Golden Peacock HR Excellence Award – 2012 for best HR practices at Central Bank of India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 18, 2025	By:	/s/ Prachiti Lalingkar
			Name:	Prachiti Lalingkar
			Title:	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India